Exhibit (a)(1)(C)

FORM OF COMMUNICATION REGARDING THE COMMENCEMENT OF THE OPTION EXCHANGE

Date:	April 26, 2018

To:	[Eligible Employee]

From:	Vince Holding Corp.

Re:	Commencement of the Option Exchange

The stock option exchange offer (the “Option Exchange”) by Vince Holding Corp. (“Vince”) opened today and will close at 11:59 p.m. Eastern Time on May 24, 2018, unless we decide to extend or terminate the Option Exchange. You have been identified as an employee who is eligible to participate in the Option Exchange, provided you continue to satisfy the conditions to participate throughout the duration of the Option Exchange.

You will soon receive a package by mail at your home address from Vince that contains information on the Option Exchange. The package will include:

(1)	The Offer to Exchange, which contains detailed information about the Option Exchange;

(2)	An Election Form, which contains information about your specific stock options; and

(3)	A Notice of Withdrawal, which contains information on how to withdraw a previously completed Election Form.

Your choice to participate must be a personal one, based on your assumptions about a number of factors, including the performance of publicly-traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Option Exchange materials carefully and consult with your personal tax, financial and legal advisors before deciding whether or not to participate.

If you do not receive your package of materials by May 15, 2018, or if you have questions about the Option Exchange, please send an e-mail to optionexchange@vince.com or call 646-767-5592 to leave a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday) on the extension.

The Option Exchange materials contain important information for employees, including the Offer to Exchange, which should be read carefully prior to making a decision whether to participate in the Option Exchange. These written materials and other related documents may be obtained free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

You may obtain, free of charge, a copy of the Offer to Exchange and other related materials by sending an e-mail directly to optionexchange@vince.com or calling 646-767-5592 and leaving a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday) on the extension.